

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 9, 2014

Via E-mail
Dr. Lawrence Helson
Chief Executive Officer
SignPath Pharma, Inc.
1375 California Road
Quakertown, PA 18951

> **Re: SignPath Pharma, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed September 9, 2014**
> **File No. 333-198110**

Dear Dr. Helson:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Risk Factors
Risks Related to Our Company
"Concentration of Ownership by a Founder and its affiliates raises a potential conflict of interest . . .," page 10

1. We note your disclosure regarding a potential conflict of interests between Mr. Meyers and the other shareholders of the registrant. Please expand upon this disclosure to explain why Mr. Meyer's ownership interest may not be in the best interest of other shareholders and the types of conflicts that may occur as a result of his ownership of company common stock and his position as Principal and Chief Executive Officer of both Meyers Securities Corp. and Meyers Associates LP. You also disclose that if the company's shares were to be publicly traded, Meyers Associates LP may not be able to serve as a market maker in the registrant's common stock. Clarify to what extent Meyers Associates LP has engaged in making a market or has submitted quotations on an interdealer quotation system for the registrant's common stock in the past or is currently doing so.

Principal Stockholders, page 55

2. As Principal and Chief Executive Officer of Meyers Securities Corp., it appears that Mr. Bruce Meyers retains investment and dispositive power over the 2,431,432 shares of the registrant held of record by Meyers Securities Corp. Please revise the table and the footnotes to include the Meyers Securities Corp. shares in the total beneficially owned by Mr. Bruce Meyers.

3. In Footnote 7 to the table, you disclose that Meyers Securities Corp. holds Placement Agent Warrants exercisable for 2,596,851.22 shares of the registrant. If such warrants are currently exercisable or will become exercisable within 60 days, they should be included in the table under the shares held by Meyers Securities Corp. and Mr. Bruce Meyers. Please refer to Rule 13d-3 of the Securities Act of 1934. Also, please note that your table should be as of the latest practicable date. When you amend the table please update your table for any intervening events.

4. Please revise disclosures throughout the prospectus regarding Mr. Bruce Meyers' ownership of the company to reflect the preceding two comments.

5. We note that you state in the first sentence of this section that the table is "as of the date of this Memorandum." Please revise to refer to the Prospectus here and wherever else in the prospectus you make reference to your offering document.

Certain Relationships and Related Transactions, page 57

6. We note you disclose in this section that Mr. Meyers, acting as a principal stockholder, has "influence in the affairs and operations of the Company." As a shareholder's influence would normally be limited to voting activities, please expand your disclosure to explain the depth and scope of Mr. Meyers's activities and influence regarding company affairs. Identify any functions that he performs that would normally be performed by executive officers.

     We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Scot Foley at (202) 551-3383 or me at (202) 551-3715 with any questions.

Sincerely,

/s/ Jeffrey P. Riedler

Jeffrey P. Riedler
Assistant Director

cc: Elliot H. Lutzker, Esq.
        Davidoff Hutcher & Citron LLP
        605 Third Avenue, 34th Floor
        New York, New York 10158